UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

SMITH MICRO SOFTWARE, INC.
(Name of Issuer)
Common Stock, $0.001 par value
(Title of Class of Securities)
832154108
(CUSIP Number)
December 31, 2007
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 5 Pages

CUSIP No.	832154108	Page	2	of	5

1	NAMES OF REPORTING PERSONS William W. Smith, Jr.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

USA

	5	SOLE VOTING POWER

NUMBER OF		2,543,115 shares

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0 shares

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,543,115 shares

WITH:	8	SHARED DISPOSITIVE POWER

0 shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,543,115 shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

8.4%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

CUSIP No.	832154108	Page	3	of	5

Item 1. (a)	NAME OF ISSUER Smith Micro Software, Inc.

Item 1. (b)	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES: 51 Columbia, Suite 200, Aliso Viejo, CA 92656

Item 2. (a)	NAME OF PERSON FILING: William W. Smith, Jr.

Item 2. (b)	ADDRESS OF PRINCIPAL OFFICE 51 Columbia, Suite 200, Aliso Viejo, CA 92656

Item 2. (c)	CITIZENSHIP: USA

Item 2. (d)	TITLE OF CLASS OF SECURITIES: Common Stock, $0.001 par value

Item 2. (e)	CUSIP NUMBER: 832154108

Item 3.	Not applicable.

Item 4.	OWNERSHIP

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount Beneficially Owned: 2,543,115 shares

CUSIP No.	832154108	Page	4	of	5

(b) Percent of Class: 8.4%

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote: 2,543,115 shares

(ii) Shared power to vote or to direct the vote: 0 shares

(iii) Sole power to dispose or to direct the disposition of: 2,543,115 shares

(iv) Shared power to dispose or to direct the disposition of: 0 shares

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON Not applicable.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY Not applicable.

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP Not applicable.

Item 9.	NOTICE OF DISSOLUTION OF THE GROUP Not applicable.

Item 10.	CERTIFICATION Not applicable.

CUSIP No.	832154108	Page	5	of	5
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2008

/s/ William W. Smith, Jr.
Signature

William W. Smith, Jr.
Name